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                                                              SEC FILE NUMBER
                                                                  0-25565

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): /X/Form 10-K / /Form 11-K / /Form 20-F / /Form 10-Q / /Form N-SAR


                       For Period Ended: December 31, 2000


  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

quepasa.com, inc.
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Full Name of Registrant

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Former Name if Applicable

400 E. Van Buren, Fourth Floor,
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Address of Principal Executive Officer (Street and Number)

Phoenix, Arizona 85004
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City, State and Zip Code

PART II - RULES 12b-25b AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the
/X/ prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

     On December 27, 2000 the Registrant announced that its Board of Directors had approved the development of a plan of liquidation and sale of the Company's assets with the proceeds to be distributed to the shareholders.
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     During the first quarter of 2001 the Registrant has been actively pursuing the sale of its assets as well as responding to numerous inquiries from interested parties that the announcement has generated. In order to conserve its cash, the Registrant has also substantially reduced its workforce. Due to the time and energy devoted to these efforts and the reduction of the Registrant's workforce, management has been unable to devote the resources necessary to complete its Form 10-K for the year ended December 31, 2000.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Jeffrey M. Knetsch              (303)           223-1100
     ------------------------------     -----------    ------------------
               (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify Yes No report(s).
                                                                /X/ Yes   / / No
     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings Yes No statements to be included in the subject report or portion thereof?

                                                                /X/ Yes   / / No
     ---------------------------------------------------------------------------

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant's projected loss for 2000, including significant non-cash items, is $57 million, compared with a loss of $29 million in 1999. The majority of the increase in losses from 1999 to 2000 is attributable to the decision to write off certain goodwill.


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                                quepasa.com, inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2001                By /s/ Gary L. Trujillo
     ----------------------           ------------------------------------
                                      Gary L. Trujillo
                                      Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).